UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                   (Amendment No. ________ )*


                         EP MedSystems, Inc.
                    --------------------------
                         (Name of Issuer)

                         Common Stock
                    ----------------------------------
                         (Title of Class of Securities)

                         26881-P-103
                    -----------------------------------
                         (CUSIP Number)

                   Edwin K. Hunter
                   1807 Lake St.
                   Lake Charles, LA 70601-5771
                   (318)436-1600
                   ------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices)

If the filing person has previously filed a statement on Schedule
13G  to  report the acquisition which is subject of this Schedule
13D,  and is filing this schedule because of Rule 13d-1(b)(3)  or
(4), check the following box  [     ].

Check the following box if a fee is being paid with this statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26881-P-103       13D          Page 2 of 4 Pages

1  NAME OF REPORTING PERSON              Edwin K. Hunter
   S.S. OR I.R.S.  ID NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A   (a)
   GROUP                                        (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS                              PF

5  CHECK BOX IF DISCLOSURE OF LEGAL
   PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS    [     ]
   2(d) or 2(e).

6  CITIZENSHIP OR PLACE OF ORGANIZATION         United States
                                                Citizen


 NUMBER OF    7   SOLE VOTING POWER             194,500 shares
   SHARES
BENEFICIALLY  8   SHARED VOTING POWER           310,000 shares
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER        194,500 shares
 REPORTING
   PERSON     10  SHARED DISPOSITIVE POWER      310,000 shares
    WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                       504,500 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (11)  EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN   6.6%
    ROW 11

12  TYPE OF REPORTING PERSON                    IN


CUSIP No. 26881-P-103              13D            Page 2 of 4
Pages

ITEM 1. SECURITY AND ISSUER
(a)  Name of Issuer                          EP MedSystems, Inc.
(b)   Class of equity security               Common Stock
(c)  Address of Issuer's Principal Executive Offices
                                             58 Route 46 West
                                             Budd Lake, NJ 07828

ITEM 2.  IDENTITY AND BACKGROUND
   (a)  Name of Person Filing               Edwin K. Hunter
   (b)  Address of Principal Business Office
                                        1807 Lake Street
                                        Lake Charles, LA 70601-5771
   (c)  Present Principal Occupation    Attorney
                                        Hunter, Blazer, O'Dowd & Moreno
                                        1807 Lake Street
                                        Lake Charles, LA 70601-5771
   (d)    Not Applicable
   (e)    Not Applicable
   (f)    Citizenship                   United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The funds used to purchase all shares were from existing cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION

The securities were acquired for long term investment purposes.
   (a)    Not applicable
   (b)    Not applicable
   (c)    Not applicable
   (d)    Not applicable
   (e)    Not applicable
   (f)    Not applicable
   (g)    Not applicable
   (h)    Not applicable
   (i)    Not applicable
   (j)    Not applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a)    Amount Beneficially Owned      504,500 shares
          Percent of Class               6.6%
   (b)    Number of shares as to which such person has:
 (i) sole power to vote or to direct the vote   194,500 shares
 (ii) shares power to vote or to direct the vote 310,000 shares
 (iii) sole power to dispose or to direct the disposition of 194,500 shares
 (iv) shared power to dispose or to direct the disposition of 310,000 shares

   (c) An aggregate of 162,500 shares were acquired upon the exercise of warrants. The warrants were exercised in connection with the repayment by EP MedSystems, Inc. of its 1995 Debentures. The warrant was to expire within 30 days of such repayment.
 The aggregate consideration for the 162,500 shares was $325,000 or $2.00 per share.

  (d)     Not applicable
  (e)     Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
     Not Applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997                        /s/ Edwin K. Hunter
-----------------                       --------------------
Date                                         Signature

                                        Edwin  K.Hunter
                                        -----------------
                                        Name